EXHIBIT 99.1

Statoil ASA: Announcement of dividend per share for the third quarter 2017 in NOK

Statoil (OSE: STL, NYSE: STO) announced 27 October 2017 dividend per share of USD 0.2201 for third quarter 2017. The NOK dividend per share is based on average USDNOK fixing rate from Norges Bank in the period plus/minus three business days from record date 9 February 2018, in total seven business days.

Average Norges Bank fixing rate for this period was 7.9005. Third quarter 2017 dividend per share is consequently NOK 1.7389.

Under the two-year scrip dividend programme ("Scrip Dividend Programme") approved by the Annual General meeting 11 May 2017, shareholders will have the option to receive dividend in newly issued dividend shares. The subscription period for third quarter 2017 shall commence on 26 February 2018 and end on 9 March 2018. Further information about the Scrip Dividend Programme will be published in due course.

Cash dividend (net of any costs of newly issued dividend shares elected under the Scrip Dividend Programme) will be paid to shareholders on Oslo Børs on or around 23 March 2018 and to holders of American Depositary Receipts ("ADRs") on New York Stock Exchange on or around 26 March 2018.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.